EXHIBIT 99.1

North American Construction Group Ltd. Announces Increase in Committed Scope and Volume

ACHESON, Alberta, July 21, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced a contract amendment to a multiple use agreement between the Mikisew North American Limited Partnership (“MNALP”) and a major oil sands producer with an expiration date of December 2023. NACG anticipates its share to be approximately $175 million in additional revenue over the remainder of the agreement.

Joe Lambert, President and CEO, stated: “Following on from two major contract awards outside of the Canadian oil sands, we are excited to finalize this amendment with a key customer in the oil sands region and look forward to continuing the longstanding strong business relationship. We appreciate the trust that both this customer and the Mikisew Group place in our safe operations and low-cost culture and will work hard every day to maintain this confidence.”

Dan Gallagher, Interim Chief Executive Officer, Mikisew Group, stated: “We are extremely proud of our partnerships with both North American Construction Group and the producers in the oil sands region. This award allows for and demonstrates the stability and security needed to build long-term fiscal and employment benefits to members of the Mikisew Cree First Nation.”

About Mikisew North American Limited Partnership
The Company has a 49% ownership and voting interest in MNALP with the majority owner (51%) being the Mikisew Group of Companies.

About the Mikisew Group of Companies
Mikisew Group of Companies (“Mikisew Group”) is the Independent Economic Development arm of the Mikisew Cree First Nation. Mikisew Group is comprised of two main operating entities with a peak workforce of approximately 850 individuals (wholly owned) and ten joint venture partnerships including MNALP. Collectively these entities service the Canadian oil sands in various capacities including fleet maintenance, transportation, site services, emergency response, camp and catering, construction, structural steel, electrical and instrumentation, and facilities maintenance. Mikisew Group also holds multiple minority position investments in infrastructure and other related projects.

For more information, visit www.mikisewgroup.com.

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information, please contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated values and revenues to be generated by the contract as well as schedule of work under the contract.

The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2020 and quarter ending March 31, 2021. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.